December 1, 2009

VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS

Ms. Sandy Eisen
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4628
100 F Street, N.E.
Washington, DC 20549-4628

Re:           Darling International Inc.

Form 10-K for Fiscal Year Ended January 3, 2009
Filed March 4, 2009
Form 10-Q for the Fiscal Quarter Ended July 4, 2009
Filed August 13, 2009
Schedule 14A
Filed April 3, 2009
File No. 1-13323

Dear Ms. Eisen:

On behalf of Darling International Inc., a Delaware corporation (the “Company”), I hereby submit the following statement pursuant to the comments made by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of November 2, 2009 addressed to the Company in connection with the Company’s Form 10-K filed on March 4, 2009 (the “Form 10-K”), the Company’s Form 10-Q filed on August 13, 2009 (the “Form 10-Q”), and the Company’s Schedule 14A filed on April 3, 2009 (the “2009 Proxy Statement” and together with the Form 10-K and the Form 10-Q, the “Filings”).

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ John O. Muse

John O. Muse
Executive Vice President -

Finance and Administration